Exhibit 99.2

Qunar and Silver Lake Announce Strategic Investment

Investment will provide growth capital to China’s leading mobile and online travel platform

Beijing and Hong Kong, June 1, 2015: Qunar (NASDAQ: QUNR) and Silver Lake, the global leader in technology investing, today announced that Silver Lake has led a strategic investment round totaling $500 million in the company in the form of 2% Senior Unsecured Convertible Notes with an initial conversion price of $55 per ADS. Silver Lake has made a $330 million investment, while another investor contributed $170 million. Qunar will use the capital to continue to expand its mobile presence, grow business lines and further enhance technology capabilities.

“Silver Lake’s technology-enabled travel industry expertise and strong track record in value creation make it the ideal partner for Qunar as we move into our next phase of growth,” said Chenchao Zhuang, CEO of Qunar. “The capital will help the company fuel its rapid expansion and pursue a leadership position in China’s travel industry across all segments.”

“Qunar is a nimble, fast-growing leader in mobile and online travel bookings, with a technology-driven operating model that gives it a competitive advantage,” said Silver Lake Managing Director Zheng Wang. “Chinese consumers are spending more money on travel and are increasingly using mobile devices to book their travel related activities. We believe the company is well-positioned to address these secular trends, and under the leadership of Qunar’s strong senior management team, continue to deliver outstanding growth for the company.”

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

About Silver Lake

Silver Lake is the global leader in technology investing, with over $26 billion in combined assets under management and committed capital. The firm’s portfolio of investments collectively generates more than $85 billion of revenue annually and employs more than 200,000 people globally. Silver Lake has a team of approximately 100 investment and value creation professionals located in New York, Menlo Park, San Mateo, London, Hong Kong, Shanghai and Tokyo. The firm’s current portfolio includes leading technology and technology-enabled businesses such as Alibaba Group, Avago, Avaya, Dell, Global Blue, Go Daddy, Hillstone Networks, Intelsat, Interactive Data Corporation, Quorum Business Solutions, Red Ventures, Sabre, SMART Modular, SunGard, Vantage Data Centers, Virtu Financial and William Morris Endeavor. For more information about Silver Lake and its entire portfolio, please visit www.silverlake.com.

Contacts

Qunar Cayman Islands Limited

Xiaolu Zhu

ir@qunar.com

+86 10 5764 6223

Silver Lake

Jason Golz

silverlake@brunswickgroup.com

+1 415 671 7676